AMENDMENT TO BYLAWS OF

MICROSMART DEVICES, INC.

The following amendment to the Bylaws of Microsmart Devices, Inc. was adopted by consent of the sole member of the Board of Directors of the Company as of the 14th day of May, 2007:

ARTICLE III

DIRECTORS

Section 3.02   Number, Term, and Qualifications.  The Board of Directors shall consist of one to four persons, with the current number being one person.  Increases or decreases to said number may be made, within the numbers authorized by the Articles of Incorporation, as the Board of Directors shall from time to time determine by amendment to these Bylaws.  An increase or a decrease in the number of the members of the Board of Directors may also be had upon amendment to these Bylaws by a majority vote of all of the shareholders, and the number of directors to be so increased or decreased shall be fixed upon a majority vote of all of the shareholders of the corporation.  Each director shall hold office until the next annual meeting of shareholders of the corporation and until his or her successor shall have been elected and shall have qualified.  Directors need not be residents of the state of incorporation or shareholders of the corporation.

I, Mark L. Meriwether, Secretary of Microsmart Devices, Inc., hereby certify that the foregoing Amendment to Bylaws of Microsmart Devices, Inc. was duly adopted by resolution of the Board of Directors effective as of the 14th day of May, 2007.

                                                                        /s/Mark L. Meriwether

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Mark L. Meriwether